*** GraphOn Letterhead ***


VIA FAX: (202) 772-9210

November 10, 2005

Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Room 4561
Washington, D.C. 20002


Dear Mr. Krikorian,

We believe that our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) are effective. We also believe that the issue of the beneficial conversion feature (the "BCF") is an evolving concept and that the applicability of BCF in various fact patterns is still being evaluated and debated by the accounting experts. In the literature, most of the listed examples deal with convertible debt that has an interest component. There are few convertible preferred stock examples, and the ones that are presented relate to convertible preferred stock that definitely contained favorable preferred "rights."

At the time we prepared our Form 10-Q for the quarterly period ended March 31, 2005, which Form 10-Q was reviewed by our independent registered accounting firm, we did not believe that the BCF calculation would apply since the issuance of convertible preferred stock for our recent financing was merely a holding instrument with no preferential rights - hence our fact pattern did not lend itself to the examples found in the accounting literature. We issued preferred stock instead of common stock in the private placement only because we did not have sufficient authorized common stock available to issue. Our preferred stock was issued on February 1, 2005 and converted into common stock on March 30, 2005, which events occurred all within the same quarter. Consequently, we had no preferred stock outstanding at either the beginning or end of the first quarter. The transaction was priced at the time when the acquisition and financing were agreed in principal, and the pricing was based on the fair market value of the underlying common stock at that time, which was the end of August 2004.

If we had not filed a proxy statement relating to an increase of our authorized common stock within 15 business days of the closing date of the private placement and if we had not held a special meeting of shareholders to call for a vote to approve such increase within 90 days of the closing date, or our Board of Directors had withdrawn or modified its recommendation to the shareholders to approve such increase, we would have been subject to a 25% penalty, with respect to the $4,000,000 proceeds of the private placement. The holders of the preferred stock had a super vote of 10 to 1 on the proposal to increase our authorized common stock. Once the proposal to increase our authorized common stock was approved, the conversion was mandatory. There was no practical way that either we or any of the individual holders of preferred stock could effectively control the conversion.

Our previous independent registered accounting firm first raised the potential BCF issue just prior to our filing of Amendment No. 1 to our Registration Statement on Form S-1 on August 10, 2005, which amendment included our first quarter's results. Upon further discussions with our current independent registered accounting firm and us, our previous independent registered accounting firm became comfortable with our presentation of the financial statements and provided their consent to the inclusion of their report in such amendment without any revision of our financial statements.

We received further comments from the Staff of the SEC concerning the treatment of the preferred stock and had two telephone conversations with an SEC accounting examiner, where we contended that the use of the preferred stock was merely an investment holding security and that the transaction should be viewed as one of "substance over form." Subsequent to these conversations, we filed with the SEC Amendment No. 1 to our Form 10-Q for the quarterly period ended March 31, 2005, Amendment No. 1 to our Form 10-Q for the quarterly period ended June 30, 2005 and Amendment No. 3 to our Registration Statement on Form S-1, which filings included the BCF calculation for the Deemed Dividend and its effect on the loss per share attributed to the common shares.

We believe that we adequately gathered and analyzed the data; we simply reached a different conclusion.


Yours truly,



/s/ William D Swain
-------------------

William D Swain
Chief Financial Officer
GraphOn Corporation


Cc:  Sonnenschein, Nath & Rosenthal